

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 18, 2007

Mr. Tom S. Donovan
Chief Financial Officer
Suite 2, Level 2
Orchid Plaza, 79-88 Abbott Street
Cairns, QLD 4870, Australia

> **Re:** **InterOil Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Response Letter Dated October 24, 2006**
> **File No. 1-32179**

Dear Mr. Donovan:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for Fiscal Year Ended December 31, 2005

Financial Statements

Note 24 – Reconciliation to Accounting Principles Generally Accepted in the United States, page 26

General

1.   We note that although you have provided a separate tabulation of financial information compiled under U.S. GAAP, you did not include the reconciliation of net income or loss reported for Canadian GAAP purposes to net income or loss resulting from the application of U.S. GAAP that is required under Item 17(c)(2)(i) of Form 20-F. Please augment your present disclosure with this tabulation.

(6) Indirect Participation Interest, page 30

2.   We have considered the information you provided in your August 25, 2006 and October 24, 2006 response letters, regarding your accounting for the indirect participation arrangement. We understand that for U.S. GAAP purposes you have allocated the $125 million in proceeds from the investors between a "non-financial" liability and a conversion option liability. We also understand that you are recording all costs incurred in completing the eight-well drilling program against the non-financial liability, and that you are adjusting the conversion option liability to market value each reporting period, with adjustments reflected in earnings, following the guidance in EITF 00-19. We previously advised that under U.S. GAAP, the guidance in paragraph 224 of SFAS 19 would tend to require that you account for the costs of the drilling program in accordance with the guidance in paragraphs 15 through 41 of that Standard.

We have consulted with our Division Chief Accountant's Office, and continue to believe that revisions will be necessary to comply with our prior guidance. Since the investors may elect to exchange their 25% interest in the eight-well drilling program for shares of the company until the later of December 31, 2006 or 90 days after completing the eighth exploration well, accounting for the transaction as a conveyance does not sufficiently reflect the tentative nature of the arrangement.

As you would ultimately pay distributions on successful properties under the scenario that conversion is not elected, we believe that you should retain the non-financial liability on the balance sheet at an *undiscounted* amount, and reduce that account for distributions as they are paid. Meanwhile, all costs incurred in connection with the drilling program should be reported as called for under paragraphs 15 through 41 of SFAS 19, with no adjustment to the non-financial liability. If the conversion option is ultimately exercised, you would eliminate the non-financial liability against the equity accounts. For U.S. reporting purposes, you should reflect proceeds, and future distributions to the extent of the non-financial liability, as financing activities.

Accordingly, please amend your filing to remedy the accounting for your indirect participation arrangements for U.S. GAAP purposes. Please submit the revisions that will be necessary to correct your accounting and disclosure in this area. Also, in addition to the $125 million arrangement, please address the accounting for your other indirect participation arrangements, including those with PNG Drilling Ventures Limited and PNG Energy Investors, mentioned in your disclosure.

3.   We understand that you have a Registration Rights Agreement associated with your Amended and Restated Indirect Participation Agreement. Please explain how you considered the Registration Rights Agreement in valuing the conversion option under EITF 05-04 and EITF 00-19, in determining that it is not a derivative instrument which should be combined with the conversion feature and valued as one free-standing compound instrument, if that is your view. Please attach a copy of the agreement with your explanation, and attach it as an exhibit with your next amendment.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: InterOil General Counsel